UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2026

Commission File Number: 001-43383

IQM Quantum Computers Oyj

(Translation of registrant’s name into English)

Keilaranta 19

FI-02150 Espoo

Finland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 14, 2026, IQM Quantum Computers Oyj (the “Company”) issued, via stock exchange releases made with Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”), notification and public disclosure regarding the receipt of shares by persons discharging managerial responsibilities as a share-based incentive, which are attached hereto as Exhibits 99.1–99.3.

Exhibit No.	Description

99.1	Stock Exchange Release, dated July 14, 2026 (Barbara Venneman)

99.2	Stock Exchange Release, dated July 14, 2026 (Hannu Martola)

99.3	Stock Exchange Release, dated July 14, 2026 (Sierk Pötting)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IQM QUANTUM COMPUTERS OYJ

Date: July 16, 2026	By:	/s/ Jan Goetz
Name: Jan Goetz
Title: Chief Executive Officer